FORM 3                                             OMB APPROVAL
                                         ----------------------------------
                                         OMB Number:              3235-0104
                                         Expires:        September 30, 1998
                                         Estimated average burden
                                         hours per response             0.5



                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
_______________________________________________________________________________
1. Name and Address of Reporting Person*

Forsythe            Gerald              R.
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   (Last)            (First)            (Middle)

1075 Noel Avenue
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                     (Street)

Wheeling                Illinois        60090
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   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Date of Event Requiring Statement (Month/Day/Year)

10/22/96

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)


_______________________________________________________________________________
4. Issuer Name and Ticker of Trading Symbol

Artisoft, Inc. (ASFT)
_______________________________________________________________________________
5. Relationship of Reporting Persons to Issuer
   (Check all applicable)

   [X] 10% Owner
   [ ] Director
   [ ] Officer (give title below)
   [ ] Other (specify below)


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   --------------------------------------------------


_______________________________________________________________________________
6. If Amendment, Date of Original (Month/Day/Year)

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                    TABLE I--Non-Derivative Securities Beneficially Owned
----------------------------------------------------------------------------

          1.                2.             3.                   4.
---------------------    --------      ----------     ----------------------
 Title of                Amount of     Ownership       Nature of Indirect
 Security                Securities    Form: Direct    Beneficial
 (Instr. 4)              Beneficially  (D) or          Ownership
                         Owned         Indirect        (Instr. 5)
                         (Instr. 4)    (I)(Instr. 5)
---------------------    --------      ----------     ----------------------
Common Stock             333,070           D

Common Stock             666,000           I            By Index Energy Services Inc.

Common Stock             485,700           I            By Indeck Power Equipment Company


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

                     TABLE II--Derivative Securities Beneficially Owned
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.          2.                 3.             4.           5.         6.
----------  --------------    --------------    --------    ---------  ---------
                               Title and
                               Amount of                    Ownership
            Date Exer-         Securities                   Form of
            cisable and        Underlying                   Deriv-
            Expiration         Derivative                   ative
            Date (Month/       Security         Conver-     Security:
             Day/Year)         (Instr. 4)       sion or     Direct
            --------------    --------------    Exercise    (D) or     Nature of
Title of    Date                      Amount    Price of    Indirect   Indirect
Derivative  Exer-    Expir-           or Num-   Deri-       (I)        Beneficial
Security    cis-     ation            ber of    vative      (Instr.    Ownership
(Instr. 4)  able     Date     Title   Shares    Security    5)         (Instr. 5)
----------  -------  -----    -----   ------    --------    ---------  ---------

Listed Call
Options (300)        12/20
(Right to             96      Common
Buy)        IMMED             Stock   30,000    $ 7.50          D

Listed Call
Options (435)        12/20
(Right to             96      Common
Buy)        IMMED             Stock   45,500    $10.00          D


Listed Call
Options (75)          6/20
(Right to             96      Common
Buy)        IMMED             Stock    7,500    $ 5.00          D


Listed Call
Options (225)        12/20
(Right to             96      Common
Buy)        IMMED             Stock   22,500    $ 7.50          I       By Indeck Power Equipment Company

Listed Call
Options (25)         12/20
(Right to             96      Common
Buy)        IMMED             Stock    2,500    $10.00          I       By Indeck Power Equipment Company



Explanation of Responses:


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                      /s/ Gerald R. Forsythe                 November 6, 1996
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.